Filed Pursuant to Rule 433
Registration Statement No. 333-223282

American International Group, Inc.

$600,000,000

4.250% Notes Due 2029

Issuer:	American International Group, Inc.

Offering Format:	SEC Registered

Securities:	4.250% Notes Due 2029 (the “Notes”)

Expected Ratings (Moody’s / S&P / Fitch)*:	Baa1 / BBB+ / BBB+ (Stable/Negative/Negative)

Security Type:	Senior Unsecured Fixed Rate Notes

Trade Date:	March 12, 2019

Settlement Date:	March 15, 2019 (T + 3) **

Maturity Date:	March 15, 2029

Principal Amount:	$600,000,000

Price to Public:	99.718% of principal amount

Gross Underwriting Discount:	0.450%

Net Proceeds to Issuer Before Expenses:	$595,608,000

Spread to Treasury Benchmark:	T + 168 basis points

Treasury Benchmark:	2.625% due February 15, 2029

Treasury Benchmark Yield:	2.605%

Coupon:	4.250%

Yield to Maturity:	4.285%

Interest Payment Dates:	Semi-annually on March 15 and September 15 of each year, commencing September 15, 2019

Day Count Convention:	30/360, unadjusted

Denominations:	$2,000, with increments of $1,000 thereafter

Early Redemption:	Make-whole redemption at any time prior to December 15, 2028 at a discount rate of Treasury + 25 basis points. Par redemption at any time on or after December 15, 2028.

CUSIP/ISIN:	026874 DN4 / US026874DN40

Joint Book-Running Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. U.S. Bancorp Investments, Inc.

Senior Co-Managers:	Credit Agricole Securities (USA) Inc. Mizuho Securities USA LLC Natixis Securities Americas LLC SMBC Nikko Securities America, Inc. UniCredit Capital Markets LLC

Co-Managers:	CastleOak Securities, L.P. Drexel Hamilton, LLC Loop Capital Markets LLC Mischler Financial Group, Inc. Siebert Cisneros Shank & Co., L.L.C.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** Note: We expect that delivery of the Notes will be made to investors on or about March 15, 2019, which is three business days following the date of the pricing of the Notes (such settlement cycle referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle on the second business day following the date of any contract for sale (such settlement cycle referred to as “T+2”), unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to two business days before March 15, 2019 will be required, by virtue of the fact that the Notes will settle in T+3, to specify an alternative settlement cycle at the time of the trade to prevent a failed settlement and should consult their own advisers in connection with that election.

The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, Citigroup Global Markets Inc. toll-free at 1-800-831-9146 or U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607.